                                                                     Exhibit 8.2


                                 [Letterhead of]

                            GUNDERSON DETTMER STOUGH
                         VILLENEUVE FRANKLIN & HACHIGIAN


Board of Directors
Axion Inc.
1111 Boyhill Drive, Suite 125                                     August 2, 1996
San Bruno, California  94066

                          Agreement and Plan of Merger
                           Dated as of August 2, 1996,
                       Among Bristol-Myers Squibb Company,
                     OTN Acquisition Sub Inc. and Axion Inc.

Dear Sirs:

     We have acted as counsel for Axion Inc., a Delaware corporation (the "Company"), in connection with the proposed merger (the "Merger") of OTN Acquisition Sub Inc. ("BMS Sub"), a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("BMS"), with and into the Company pursuant to an Agreement and Plan of Merger dated as of August 2, 1996 (the "Merger Agreement"), among BMS, BMS Sub and the Company, under which each issued and outstanding share of common stock of the Company (other than shares owned directly by BMS or the Company) will be exchanged solely for common stock of BMS.

     In that connection you have requested our opinion regarding the material Federal income tax consequences of the Merger. In providing our opinion, we have examined the Merger Agreement, the Form S-4 prepared by BMS and the Company (the "Form S-4") and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in accordance with the provisions of the Merger Agreement and the Form S-4, (ii) the statements concerning the Merger and the other Transactions (as defined in the Merger Agreement) in the documents relating to the Transactions are accurate and complete and (iii) the representations made to us by BMS and the Company in letters dated the date hereof and attached as Exhibits A and B hereto and the representations of certain shareholders of the Company in their respective letters to us in the form of Exhibit C hereto and delivered to us for purposes of this opinion are accurate and complete and that any representations made therein "to the best of knowledge of" or similarly qualified are correct without such qualification and that as to all matters in which a person or entity has represented that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there is in fact no such plan, intention, understanding or agreement and such action will not be taken.

     Based upon the foregoing, for Federal income tax purposes, we are of the opinion that:

          (i) the Merger will constitute a reorganization within the meaning of
     Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and BMS, BMS Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and

         (ii) no gain or loss will be recognized by BMS, BMS Sub or the Company in the Merger.

     This opinion is being provided solely for the benefit of the Company. No other person or party shall be entitled to rely on this opinion.


                                       Very truly yours,